KYN CAPITAL GROUP, INC

535 Fifth Avenue, 4th FL

New York, NY 10017

Phone: (845) 536-4861

September 04, 2019

Sergio Chinos, Staff Attorney

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KYN Capital Group, Inc. Offering Statement on Form 1-A Post-qualification Amendment No. 2 Filed September 4, 2019 File No. 024-10772

Dear Sirs:

Kindly be advised that KYN Capital Group, Inc. (the “Company”) requests that its Post-qualification Amendment No. 2 relating to its Regulation A offering be qualified on Friday, September 06, 2019 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me at (774) 573-9114.

Sincerely,

/s/ Phil Sands

Phil Sands

CEO